Exhibit 99.1

Globant acquires L4 to strengthen its lead position in the digital services space

Through the acquisition of L4, Globant reinforces its focus on digital journeys, digital transformation and consulting services. The acquisition of Seattle-based L4 will also expand Globant capabilities in the US.

San Francisco – November 14th, 2016: Globant (NYSE: GLOB), a digitally native technology services company focused on creating digital journeys, today announced the acquisition of L4, a leading digital services company. With this acquisition, Globant expands its US footprint leveraging L4’s presence in Seattle.

This acquisition is aligned with Globant’s unique vision of creating digital journeys, which involves the creation of different products that take into account each moment of interaction between the brand and the user, creating experiences that are relevant to the moment, the consumer and the environment. Aligned to it, L4’s main differentiator is to ideate, design and develop robust digital products and complex software, with a strong focus on innovation and quality assurance. L4’s professionals, all based in the US, work with renowned brands to create digital strategies and products to reach millions of consumers.

“L4 shares our vision and recognizes the importance of delivering meaningful experiences for our clients and their end users. The company shares our passion for creativity, innovation, and design. We believe that its professionals include some of the best mobile and media minds in the industry. On top of that, they work with the most progressive companies to accelerate digital products to market,” stated Martín Migoya, Globant CEO and co-founder. “The company’s unique blend of multi-platform experience with a focus on quality assurance sets L4 apart from other digital services companies, so we are sure that this acquisition will strengthen Globant’s goal of becoming the best partner in developing profound digital transformations.”

“L4’s recognized experts will allow us to continue building a global team with what we believe to be some of the best talent in the world. L4 is based in the US, which will enable us to expand our local footprint to be even closer to our customers and, thus, propel our partnerships,” added Martín Umaran, Globant Chief of Staff and co-founder. “Moreover, L4 will help us increase the depth of our capabilities, based on the company’s knowledge around media and entertainment, and experience with the most innovative platforms and current practices, in regards to design, mobile development and IoT. We are thrilled to have them on board.”

Founded in 2008, L4 is headquartered in Seattle, WA. The company has 65 professionals working for renowned brands including Sesame Workshop, Seattle Cancer Care Alliance, Chicago Public Media and Sony Pictures Television. They have vast experience working with major platforms and devices including Android, HTML5, XBox, Microsoft UWP, iOS and Apple TV. As proof of its professionals’ experience and passion for quality, L4 received the Gold Stevie® Award for “Fastest Growing Tech Company of the Year – Up to 100 Employees,” was included in the Inc. 5000 list for 2016, and was recognized as a 2016 Certified Great Place to Work. To date, L4 products have been downloaded more than 100 million times, and the company is responsible for creating many of the market-leading OTT products available today.

L4’s Co-Founder & Chief Commercial Officer, Keith O’Neill, added: “Since its founding, the mission of L4 has been to become a leader in creating innovative and meaningful experiences to engage people across every screen. Globant is an extraordinary company that we believe will help us achieve our goals. We are gratified to join a company that shares our same passion for creating digital journeys and innovative software products. We can’t wait to start working on all the amazing projects that will result from joining Globant’s team.”

About Globant

Globant (NYSE: GLOB) is a digitally native technology services company that creates digital journeys for its customers, which impact millions of consumers. Globant is the place where engineering, design, and innovation meet scale. Globant has more than 5,400 professionals in 12 countries working for companies like Google, Linkedin, JWT, EA, and Coca Cola, among others. Globant was named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape Report (2016) and its client work has been featured as business case studies at Harvard University, Massachusetts Institute of Technology and Stanford University. For more information, visit www.globant.com.

Disclosure Regarding Forward Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates, productivity levels and the level of attrition of our IT professionals; the pricing structures we use for our client contracts; the general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” included in the registrant’s most recent 20-F and other filings and submissions with the Securities and Exchange Commission.

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These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier).